SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G\A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) and AMENDMENTS THERETO

FILED PURSUANT TO 13d-2(b)

(Amendment No. 5)1

PORTAL SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

736126 30 1 (CUSIP Number)

Initial Public Offering – May 6, 1999

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 736126 30 1	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John E. Little
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

                6,610,305 shares held in trust by John E. Little

  6    SHARED VOTING POWER

                -0-

  7    SOLE DISPOSITIVE POWER

                6,371,305 shares held in trust by John E. Little

  8    SHARED DISPOSITIVE POWER

                239,000 shares held in trust by John E. Little

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,610,305
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.4%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 736126 30 1	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Heather Little. Wife of John E. Little
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

                318,767 shares held by Heather Little

  6    SHARED VOTING POWER

                -0-

  7    SOLE DISPOSITIVE POWER

                318,767 shares held by Heather Little

  8    SHARED DISPOSITIVE POWER

                318,767 shares held by Heather Little

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 318,767
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.74%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 736126 30 1	13G

Item 1	(a)	Name of Issuer:

Portal Software, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

10200 South De Anza Boulevard Cupertino, CA 95014

Item 2	(a)	Name of Person Filing:

This statement is filed by John E. Little[2] and Heather Little (collectively, the “Reporting Persons.”).

The Reporting Persons may be deemed to be a “group” for the purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder (the “Act”), although each expressly disclaims any assertion or presumption that such persons constitutes a “group’.” The filing of this Statement and the Agreement attached as Exhibit 1 hereto should not be construed to be an admission that any of the Reporting Persons is a member of a “group” consisting of one or more persons.

Item 2	(b)	Address of Principal Business Office or, if none, Residence:

P.O. Box 1685, Cupertino, CA 95014

Item 2	(c)	Citizenship:

United States.

Item 2	(d)	Title of Class of Securities:

Common Stock.

Item 2	(e)	CUSIP Number:

736126 30 1

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3©(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Not Applicable.

[2]	Mr. Little is the Founder, and a member of the Board of Directors of the Issuer.

CUSIP No. 736126 30 1	13G

Item 4.	Ownership.

(a) Amount Beneficially Owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

See Row 5 of cover page of each Reporting Person.

(ii) shared power to vote or to direct the vote:

See row 6 of cover page of each Reporting Person.

(iii) sole power to dispose or to direct the disposition of:

See Row 7 of cover page of each Reporting Person.

(iv) shared power to dispose or to direct the disposition of:

See row 8 of cover page of each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 736126 30 1	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2005

/s/ John E. Little
John E. Little

/s/ Heather Little
Heather Little

CUSIP No. 736126 30 1	13G

Exhibit 1

AGREEMENT RELATING TO JOINT FILING

OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Portal Software, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: March 22, 2005

/s/ John E. Little
John E. Little

/s/ Heather Little
Heather Little